FOR IMMEDIATE RELEASE                                   CONTACT: Suzanne Brink
Boulder, Colorado                                   Investor Relations Manager
October 12, 2000                                                (720) 406-4699


         HAUSER COMPLETES RESTRUCTURING OF CREDIT FACILITY AND PURCHASE
                      OF $3 MILLION NOTE BY ZATPACK, INC.


Hauser (NASDAQ:HAUS), today announced an Amendment to its Credit Facility with Wells Fargo Bank, N.A., and the sale to Zatpack, Inc. of a $3 million Subordinated Promissory Note. Zatpack indirectly owns 46% of the outstanding shares of stock of the Company.

The amended Credit Facility with Wells Fargo Bank calls for the Company's borrowings of $24.5 million to be reduced to $17 million by March 31, 2001. The Facility bears interest at the prime borrowing rate with a term ending September 30, 2001. The purchase of the Subordinated Note by Zatpack was required by Wells Fargo Bank as a condition of the amended Credit Facility.

The $3 million Subordinated Promissory Note purchased by Zatpack is subordinate to the Credit Facility with Wells Fargo Bank. The Note will accrue interest at 6.5%, is payable in three years and has five-year warrants attached. The warrants permit Zatpack to purchase 992,789 shares of Hauser's common stock at a price of approximately $0.59 per share. The proceeds from the sale of the Note will be used by the Company to repay a portion of its outstanding debt.

Kenneth C. Cleveland, Hauser's Chief Financial Officer, said, "Now that this refinancing is completed, we will be able to focus our full attention upon improving the Company's profitability and further executing our turnaround plan. A strong financial base, evidenced by this loan, is critical to Hauser's long-term success."

Hauser, a Customer ConnectedSM company headquartered in Boulder, Colorado, is a leading supplier of herbal extracts and nutritional supplements. The Company also provides interdisciplinary laboratory testing services, chemical engineering services, and contract research and development. The Company's products and services are principally marketed to the pharmaceutical, dietary supplement and food ingredient businesses. Hauser's business units include:
Botanicals International Extracts, Hauser Laboratories, Shuster Laboratories, and ZetaPharm.


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Certain oral and written statements of management of the Company included in this Press Release and elsewhere may contain forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. These statements include the plans and objectives of management for future operations. The forward-looking statements included herein and elsewhere are based on current expectations that involve judgments which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.